July 30, 2013

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission
450 Fifth Avenue, N.W.
Washington, D.C. 20549

Re:	República Oriental del Uruguay: Registration Statement under Schedule B to the Securities Act of 1933

Ladies and Gentlemen:

República Oriental del Uruguay (“Uruguay”) hereby requests that Uruguay’s Registration Statement under Schedule B of the United States Securities Act of 1933, as amended (File No. 333- 189896), as filed with the Securities and Exchange Commission (the "Commission") on July 11, 2013, as amended by Pre-Effective Amendment No.1, as filed with the Commission on July 29, 2013, be declared effective at 5:30 P.M. on July 30, 2013, or as soon thereafter as practicable.

Very truly yours,

By: /s/ Carlos Pita
Carlos Pita Authorized Representative of República Oriental del Uruguay in the United States cc: Andrés de la Cruz, Esq.